UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 333-111396

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                           No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

North American Energy Partners Inc. (the “Company”) was not able to file its quarterly financial statements on Form 6-K (the “Quarterly Report”) for the fiscal quarter ended September 30, 2005 with the Securities and Exchange Commission by the due date, November 29, 2005. The delay is a result of (a) management focusing its attention on restating the Company’s previously issued financial statements to eliminate hedge accounting for its cross-currency swap as reported by the Company on October 12, 2005 and filed on Form 20-F on November 25, 2005; and (b) the Company, in conjunction with its external auditors, reviewing the accounting treatment of certain aspects of the Company’s refinancing transactions which occurred on May 19, 2005. The delays in filing are not due to a disagreement with the Company’s external auditors.

In addition to the restatement still required to eliminate hedge accounting for the first fiscal quarter ended June 30, 2005, the Company has determined that it is necessary to restate certain refinancing transactions also in the first quarter. Specifically, the Company is reviewing the accounting treatment of (1) the fees paid to the initial purchaser on the issuance of the 9% senior secured notes; (2) the value ascribed to the Series A Preferred Shares; and (3) the value accrued in relation to the Series B Preferred Shares. Accordingly, the Company’s previously reported financial statements for the quarter ended June 30, 2005 as well as the related Management’s Discussion & Analysis should no longer be relied upon.

The restatement will primarily impact interest expense, financing costs and foreign exchange gain or loss and will therefore affect net income or loss for the quarter ended June 30, 2005 but will have no effect on EBITDA. The restatement does not impact the calculation of the financial covenants under the Company’s revolving credit facility.

As a result of the delay in filing the Quarterly Report, the Company was not in compliance with the indentures governing the Company’s 8 3/4% senior notes (due 2011) and 9% senior secured notes (due 2010). The Company expects to file the Quarterly Report before the matter develops into an Event of Default under the indentures.

Forward Looking Statements

This document contains forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking statements. Forward-looking statements included in this document include statements regarding: the Company’s ability to file the Quarterly Report before the matter develops into an Event of Default under the indentures, and the Company’s ability to comply with the Company’s revolving credit facility. Factors that could cause actual results to vary from those in the forward-looking statements include: the effectiveness of the Company’s internal controls; the Company’s ability to comply with the terms of its revolving credit facility or its indentures, or in the event of its breach of such terms, the Company’s ability to receive waivers or amendments from the lenders under its credit agreement or its indentures; the Company’s ability to continue to bid successfully on new projects and accurately forecast costs associated with unit price or fixed price contracts; the Company’s ability to obtain surety bonds as required by some of its customers; decreases in outsourcing work by the Company’s customers; changes in oil and gas prices; shut-downs or cutbacks at major businesses that use the

Company’s services; changes in laws or regulations, third party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect the Company’s business or the business of the customers it serves; the Company’s ability to hire and retain a skilled labor force; provincial, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital markets conditions; inflation rates; foreign currency exchange rates; interest rates; weather conditions; the timing and success of business development efforts; and the Company’s ability to successfully identify and acquire new businesses and assets and integrate them into its existing operations and the other risk factors set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed with the Securities and Exchange Commission on November 25, 2005. You are cautioned not to put undue reliance on any forward-looking statements, and the Company undertakes no obligation to update those statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Chris Hayman
Name: Title:	Chris Hayman Vice President, Finance

Date: December 1, 2005